Exhibit 99.1

From: Adamas Pharmaceuticals <[***]@ccsend.com>

Sent: Monday, November 1, 2021 12:55 PM

To: Sarah Mathieson <[***]@adamaspharma.com>

Subject: Adamas proposed acquisition - employee equity Q&A

Hello Team Adamas,

We hope the attached Equity Q&A document will assist you with many of the questions you might have about how the equity (stock options, RSUs, ESPP) will work when the proposed acquisition is completed. We have tried to cover the most frequently asked questions - if you have any others, please feel free to reach out to Lisa Hubbs or Chris Prentiss or [***]@adamaspharma.com.

We will continue to communicate any information to you as we receive it.

What does the proposed acquisition mean for my outstanding stock options and outstanding restricted stock units?

Outstanding Stock Options (Options):

•	Automatically accelerate and become fully vested and exercisable on the date of close.
•	Each option with an exercise price less than $8.10 will receive: (A) cash of $8.10 minus the exercise price per share underlying such option and (B) two contingent value rights (“CVRs”) of $0.50 per share underlying such option.

Outstanding Restricted Stock Units (RSUs):

•	Automatically accelerate and become fully vested on the date of close.
•	Each RSU, including performance awards, will receive: (A) cash of $8.10 per share underlying such RSU and (B) two CVRs of $0.50 per share underlying such RSU.

Cash amounts for employee options (both ISO and NQ) and employee RSUs will be paid net of any required withholding taxes (federal supplemental rate of 22%, Medicare, social security (if applicable), and state withholdings (if applicable)) no later than the later of (i) 5 business days after the transaction close date or (ii) the first payroll date after the transaction close date, through Adamas’ payroll system.

In all cases, your rights to the accelerated vesting of any equity granted is contingent on you remaining as an employee of Adamas through the closing of the transaction.

What does the proposed acquisition mean for my current holdings of Adamas common stock?

Each share of ADMS you already own (through exercise of options, vesting of RSUs, ESPP purchase, or open market purchases) may be tendered as set forth in the Tender Offer documents.

Notification on how to tender your shares will be sent via email by each broker (for most, this will be Schwab) where you hold your shares. Whether you decide to tender your shares or not, if the tender offer and the subsequent merger is consummated, at the transaction close date, each share will receive: (A) cash of $8.10 per share and (B) two CVRs of $0.50 per share.

What happens to my options with an exercise price equal to or greater than $8.10 in the proposed acquisition?

Any outstanding option that has an exercise price that is equal to or greater than $8.10 will be cancelled and will receive no consideration, whether in the form of cash or CVR.

What does the proposed acquisition mean for my current ESPP enrollment?

Employees enrolled in the current ESPP will continue to purchase and hold shares based on the terms of the plan. As the estimated timing of the transaction close date* is prior to the scheduled 11/30 ESPP purchase date, we have decided to bring this forward to 11/15/2021. There will be no deductions for the 11/30/2021 payroll. All accumulated contributions through 11/15/2021 will be used to purchase shares at a price of $4.45 in accordance with the terms of the plan. Each share purchased will receive the same rights as a holder of common stock issued and outstanding immediately prior to the transaction close date.

If you are enrolled in the ESPP Quick-Sale, you may continue to automatically sell your shares pursuant to that election or you may withdraw from the program, in which case you will purchase and hold shares in the regular course. Shares automatically sold under the Quick-Sale will not receive the right to the transaction consideration, whether cash or CVRs for those shares. If you would like to withdraw from the ESPP Quick-Sale, please complete the Quick-Sale Withdrawal form and send to Lisa Hubbs

No new enrollments or increases in participation in the current ESPP offering will be allowed.

How do I log in to my online Schwab account to view my equity information?

Access Schwab at: https://www.schwab.com/public/eac/home (reminder that your login information is your personal username and password you set up when you created your account, not your Adamas information). You can view your equity award information (including outstanding options, outstanding RSUs, and holdings from ESPP purchases) in the section titled “Employer Sponsored” then click on “Equity Awards”. You can view your ADMS common stock holdings in the section titled “Positions” then “Equities”.

Note that before the transaction close date, Schwab will transfer all shares out of your “Equity Awards” center and into your “Equities” center. You may transfer these on your own now or wait for Schwab to transfer these automatically.

If you need further assistance logging in to Schwab or navigating the website, Schwab is available to help at (***)-***-****.

Again, if you have any questions,

please contact Lisa Hubbs or Chris Prentiss or
[***]@adamaspharma.com

*Subject to the fulfillment or waiver of the closing conditions set forth in the merger agreement between the parties.

Additional Information and Where to Find It

In connection with the proposed acquisition of Adamas Pharmaceuticals, Inc. (“Adamas”), Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc., a Delaware corporation and a direct wholly owned subsidiary of Supernus (“Purchaser”), commenced a tender offer for all of the outstanding shares of Adamas on October 25, 2021. This email is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell Adamas securities, nor is it a substitute for the tender offer materials that Supernus and Purchaser filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On October 25, 2021, Supernus and Purchaser filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and thereafter, Adamas filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. Adamas investors and security holders are urged to read these materials (including such Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials have been filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser have filed with the SEC have been or will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Adamas under the “Investors & Media” section of Adamas’ website at https://www.adamaspharma.com/.

Forward Looking Statements

This filing contains forward-looking statements. These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’ business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’ expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI® (amantadine) extended release capsules, OSMOLEX ER® (amantadine) extended release tablets, and any of Adamas’ other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’ preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’ estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’ expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’ expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’ expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’ anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’ expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’ expectations may not met be as to Adamas’ ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’ expectations may not be met as to its anticipated financial performance; the possibility that Adamas’ expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’ needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’ ability to generate revenues or could limit or prevent Adamas’ products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’ business; and a variety of other risks set forth from time to time in Supernus’s or Adamas’ filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’ Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Supernus’s and Adamas’ businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Unless expressly stated otherwise, this message is confidential, may be privileged, and is meant solely for the intended recipient. Any review of this e-mail by anyone else is unauthorized, and any disclosure or copying of the contents or any action taken (or not taken) in reliance on it is unauthorized and may be unlawful. If you are not the intended recipient, please inform the sender immediately and delete the message from your system.

Adamas Pharmaceuticals | 1900 Powell St., Suite 1000, Emeryville, CA 94608-1839

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